        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On March 10, 2005, the following articles appeared in the Rocky Mountain News and The Denver Post regarding the proposed acquisition of MCI, Inc. ("MCI") by Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our").

'Better' deal for MCI
Right now, shareholders would reject Verizon's offer, Qwest CEO says
By Jeff Smith, Rocky Mountain News
March 10, 2005

        Dick Notebaert, chief executive of Qwest, talks to the Rocky Mountain News on Wednesday. Notebaert reiterated why Qwest thinks its $8 billion buyout offer for long-distance giant MCI is more appealing to investors than Verizon's $6.75 billion proposal.

        Qwest Chief Executive Dick Notebaert indicated Wednesday that he believes MCI shareholders would reject Verizon's $6.75 billion offer if they were to vote on the deal today.

        "Look at what's happened to MCI stock over the last week," Notebaert said. "It's trading several dollars above the Verizon offer…So what is the market trying to say?"

        Investors "obviously" are thinking Qwest's $8 billion proposition is better, Notebaert said. And if the Verizon offer were to be approved as is, those recent MCI investors in effect would lose more than $600 million, he said.

        Notebaert's comments came in an interview Wednesday with the Rocky Mountain News as Qwest continued to press its campaign to sell investors, analysts and others on its proposed acquisition of Virginia-based long-distance carrier MCI.

        In a nearly hourlong interview, Notebaert reiterated why Qwest thinks its offer is appealing to short-term and long-term MCI investors. He noted that 38 percent of the offer is in cash for the "tactical" investors, with the "strategic" investors getting 40 percent of the new company and benefiting from an estimated $2.7 billion to $2.9 billion in annual cost savings.

        Notebaert also dwelled on why he thinks a Verizon-MCI deal, combined with the already announced AT&T-SBC merger, would create a "duopoly," especially in the wire-line market serving large businesses and the government. He defended his call for Congress and regulators to scrutinize that, saying it's consistent with his position on consolidation for the past decade.

        "If there are seven to eight (competitors) today, I think that's too many…(and) consolidation is good," Notebaert said. "If there's two, I think that's a duopoly and that's too much concentration and that's uncomfortable. I've been very consistent (in saying) that our space is comfortable for three to four."

        This needs to be debated now, he said, because once regulators approve a merger, it can't be undone.

        A House committee held a hearing last week on the issue, and a Senate committee hearing is scheduled for next week.

        Qwest, in a regulatory filing Wednesday, said its proposed buyout of MCI would be "in the best interest of the telecommunications industry."

        Said Notebaert: "We feel very strongly that our acquisition of MCI would be good for our company, our shareowners, would be great for employees, would be good for the city of Denver—hello—and would be good for the state of Colorado."

        Notebaert denied that his recent correspondence with MCI board Chairman Nicholas Katzenbach had been prickly and counterproductive. The letters have included complaints that Qwest didn't get the same consideration or financial access as Verizon.

        "I'm a folksy kind of guy," Notebaert said. "My only observation was that if you have continuous talks with someone (as MCI did with Qwest over the past seven months), then you must feel they have some redeeming qualities. I didn't feel either letter was necessarily prickly; I felt it was just normal correspondence."

        Verizon is allowing MCI to conduct discussions and due diligence with Qwest until March 17.

        While many analysts believe Verizon eventually will have to sweeten its offer to appease MCI stockholders, they think Verizon still will get MCI if it wants it.

        Some analysts also have questioned Qwest's merger-cost-savings estimates as being too bullish. Qwest has estimated total synergies at $14.8 billion, compared with Verizon's $7 billion.

        Notebaert called Qwest's numbers "very reasonable," referring both to the estimated 12,000 to 15,000 job cuts and the duplication in the long-distance networks of Qwest and MCI. "I'm not proud of what I'm going to say because it's hurt, but we've cut over 20 percent of the work force that was at Qwest when I arrived" in June 2002, Notebaert said. "We got there because customers equals work and that equals jobs and that's what you've got to do."

Determined leader on Qwest
By Tom McGhee
Denver Post Staff Writer

        Qwest Communications chief executive Richard Notebaert talks about a merger he is pursuing with MCI during an interview with The Denver Post on Wednesday afternoon. He said he has not approached MCI shareholders himself about the deal but has sought support from those who have called him.

        Qwest chief executive Richard Notebaert, still in the hunt to acquire long-distance provider MCI, confirmed Wednesday that he would lead a combined company and personally prefers Denver as a headquarters location.

        But he wouldn't commit to a Denver headquarters or say whether a merged company would bear the Qwest name.

        "The only thing I would tell you is that I'm here. I like it here," said Notebaert in a wide-ranging interview with The Denver Post.

        If Denver-based Qwest fails in its bid against Verizon to win MCI, Notebaert said, he has a "Plan B" to buy the overlapping network assets of Verizon/MCI and others.

        He emphatically ruled out Qwest's filing for bankruptcy under his watch.

        "I wouldn't do that. I came here to fix it, not to break it," he said. "I am not working for a court."

        Notebaert said that in arguing that a Verizon-MCI merger would stifle competition, he is referring to the business market and said any merger with MCI would have little impact on local phone customers.

        Notebaert reacted strongly when asked if Qwest founder and board member Philip Anschutz had spoken to Mexican billionaire Carlos Slim Helu, MCI's largest shareholder, about a Qwest-MCI merger.

        "I've got two reactions," Notebaert said. "The first is: How would I know? The second reaction is: Where does that kind of…stuff come from? Is it just somebody throwing pizza on the wall and thinking, 'If the tomato paste sticks…' ?"

        MCI's board has accepted a $6.75 billion offer from New York-based Verizon, a telecom leader with far better prospects for growth than Qwest, which serves a largely rural 14-state territory and is strapped with $17.2 billion in debt.

        Notebaert reacted to MCI's snub of his $8 billion bid by rallying support among MCI shareholders who have said the Verizon bid is too low. Last week, the MCI board bowed to pressure from their stockholders and agreed to reopen negotiations with Qwest through March 17.

        Although most analysts agree that if New York-based Verizon really wants MCI, it can easily win a bidding war, Notebaert said he expects to win.

        "We are very serious about it," he said of Qwest's prospects for beating out industry leader Verizon, which has a market value that is 14 times Qwest's $7 billion value.

        Notebaert said he talked to Verizon CEO Ivan Seidenberg two weeks ago, but the two discussed general business topics and not the deal for MCI.

        Qwest has other options if its bid for Ashburn, Va.-based MCI fails, Notebaert said.

        He said the Department of Justice frequently orders companies involved in large mergers to sell assets in areas where the combined company would have so much market share it would overwhelm competition.

        The combination of Verizon with MCI, and the planned merger between SBC and AT&T are both likely to result in such divestitures. Notebaert said Qwest's "Plan B" could involve bidding for those assets.

        Notebaert said residential phone consumers would not be hurt if either Verizon or Qwest wins MCI because wireless, cable and other providers compete for that business.

        But a Verizon takeover of MCI coming at the same time that SBC is taking over AT&T would leave only two telecommunications options for large businesses and government agencies, he said.

        Notebaert took the helm at Qwest in 2002 after the bottom had fallen out of the telecom sector and Qwest was embroiled in an accounting scandal. Many were suggesting bankruptcy would be the next step.

        He said he never contemplated the move. Instead, he sold assets and took other actions.

        "We took a tougher road. It was a lot harder to do what we have done than had we gone and eliminated all the liabilities, all the debt and stiffed all the suppliers. That's just not the right thing," he said.

Notebaert outlines vision, strategies
Thursday, March 10, 2005
Denver Post

        Qwest chairman and chief executive Richard Notebaert talked Wednesday with a group of Denver Post writers and editors. Highlights of the interview, edited for space and clarity:

        Q: Are you naive in thinking you can win a bidding war against Verizon?

        A: We expect to win. We have a superior offer on the table. Even if you might not feel it is superior, it has the potential to be a superior offer. We're very serious about it. We expect to win.

        Q: You've projected cutting (12,000 to 15,000 jobs—out of more than 80,000) in a merger with MCI. What type of positions?

        A: It's where you have the overlap. For instance, you don't need two national sales forces; you don't need two technicians working on the same piece of equipment; you don't need two networks—we've got a great backbone network; you don't need two treasurers, two CEOs, two heads of HR (human resources).

        Q: You'd be CEO of the combined company?

        A: That would be my expectation.

        Q: Where would the headquarters be?

        A: That's a fair Question. The only thing I would tell you is that I'm here. I like it here.

        Q: What would be the name of the combined company?

        A: That we haven't picked either, because the MCI brand gets some mileage in the corporate accounts and the government accounts. And Qwest, today, has very good ratings from customers. One structure would be you have Qwest and you have MCI, and you have a holding company and you name the holding company. But you have to look at the trade-offs you get on the one brand versus the other brand. We probably would not name everything MCI.

        Q: What would the board structure be?

        A: We haven't gotten that far yet. But 10 to 12 people on a board is a good size.

        Q: Split down the middle?

        A: No. We're buying them.

        Q: Has (Qwest founder and board member) Philip Anschutz spoken with (Mexican billionaire and MCI's largest shareholder) Carlos Slim Helu about the deal?

        A: I've got two reactions. The first is: How would I know? The second reaction is: Where does that kind of…stuff come from? Is it just somebody throwing pizza on the wall and thinking, 'If the tomato paste sticks…'?

        Q: Have you talked to Carlos Slim?

        A: I have talked to a lot of the shareholders of MCI, and I wouldn't itemize who they were. I can tell you this: I have not called any shareholder of MCI. The calls have come from the outside toward me. I don't think I should initiate a call. That doesn't feel right.

        Q: Qwest is offering (about $5 billion in stock and) $3 billion in cash for MCI, which has $5 billion of cash on hand. Aren't you bidding for MCI with their own money?

        A: Don't look at Qwest, and don't look at MCI. Look at the (combination). At the end of the day, what is the value you are creating? You can stand alone if you want, or you can create the future. That is what this is about. They cannot stand on their own two feet.

        Q: Can Qwest?

        A: We can for some period of time. We are going to have to take some action, whether we do MCI or we do Plan B or Plan C.

        Q: What are those plans?

        A: I will just give you a little flavor of B, though I probably won't talk much about C. If the (Verizon-MCI and SBC-AT&T) transactions were to take place (there may be a divestiture of some assets). Depending on those assets, we would look at (bidding for) those assets. But again, I wouldn't want to leave you with the thought on our mind that there is anything but Plan A at the moment. We expect Plan A to be successful.

        Q: If the MCI bid fails, would that make Qwest a vulnerable takeover target?

        A: Well, you know, one of the things that people have written about is that we have a great poison pill in our ($17 billion) debt.

        Q: Have you ever considered taking Qwest into bankruptcy to clear the books?

        A: I wouldn't do that. I came here to fix it, not to break it. I am not working for a court.

        Q: You received a $2.9 million bonus plus 2 million (stock) options this year. Are you overpaid?

        A: If you benchmark that against compensation packages for other people in similar jobs with similar opportunities, I think you would find it is at the low end of the compensation.

        And if you take the base salary, you will find that it is the low end of my peer group.

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; and changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.